UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             ESKIMO PIE CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                         Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------

                                   296443 10 4
--------------------------------------------------------------------------------
                                 (Cusip Number)


                                 Peter H. Kamin
                       Peak Investment Limited Partnership
                        One Financial Center, Suite 1600
                                Boston, MA 02111
                                 (617) 526-8979

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                               September 9, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-d1(f) or 13-d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP No. 296443-10-4               SCHEDULE 13D             Page 2  of 9 Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  PEAK INVESTMENT LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      307,200
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             307,200
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  307,200
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.87%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================

--------------------------                            --------------------------
CUSIP No. 296443-10-4                SCHEDULE 13D             Page 3 of 9 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  PEAK MANAGEMENT, INC.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  MASSACHUSETTS
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      62,400
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           307,200
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             62,400
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      307,200
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    369,600*

        * AS GENERAL PARTNER OF PEAK INVESTMENT LIMITED PARTNERSHIP AND INVESTMENT MANAGER OF CERTAIN MANAGED ACCOUNTS

--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.67%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================

--------------------------                            --------------------------
CUSIP No. 296443-10-4               SCHEDULE 13D             Page 4  of 9 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  PETER H. KAMIN
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  NONE
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           369,600
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      369,600
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      369,600*

      * AS PRINCIPAL AND DIRECTOR OF PEAK MANAGEMENT, INC. AND NOT INDIVDUALLY

--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.67%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================

CUSIP No.  296443-10-4                                       Page 5  of 9 Pages
           -----------                                      --------------------

THIS AMENDMENT NO. 1 TO SCHEDULE 13D AMENDS ITEM 4 AND ITEM 5(A) AND (B) OF THAT CERTAIN SCHEDULE 13D FILED ON BEHALF OF THE REPORTING PERSONS NAMED HEREIN ON DECEMBER 1, 1998.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The information set forth below supplements, and to such extent modifies, the information previously reported on in this Item 4. Except as so supplemented, no change has occurred in the Reporting Persons' ownership or intentions.

         Prior to the Company's Annual Meeting of Shareholders held on September 8, 1999, the Reporting Persons engaged in extensive conversations about the Company's future plans and strategy with representatives of the Company, Yogen Fruz World Wide, Inc. ("Yogen Fruz") and potential acquirors of the Company. Such discussions included solicitations by the Company and others for the Reporting Persons' proxy in favor of the Company's nominees, as well as the opposing slate of nominees. Generally in such discussions, the Reporting Persons proposed to the Company that it immediately pursue negotiations with potential acquirors, including a buyer which had previously offered an all cash price for the purchase of the entire Company (the "Private Buyer").

Following such discussions, the Board of Directors of the Company agreed that:

          (a) it would immediately pursue negotiations with the Private Buyer, and any other potential purchaser of the Company;

          (b) the Board would diligently pursue an accelerated and timely goal for negotiating and agreeing to such a sale of the Company; and

          (c) if such sale is not achieved prior to April 2000, then the incumbent Board would step down, and only persons nominated by 5% or greater shareholders would stand for election as Board members.

Upon this agreement, and adoption of Board resolutions implementing this agreement, on September 8, 1999, the Reporting Persons voted its shares in favor of re-election of the incumbent Board of Directors.

         The Reporting Persons expect to continue to engage in substantive discussions with the Issuer, the Private Buyer, Yogen Fruz and other third parties regarding a sale of the Company as a means of maximizing shareholder value. Such means may also include a sale or significant recapitalization of the Issuer, a change of control or management, strategic alliances and joint ventures or other transactions, and in each case such discussions may include circumstances and transactions in which some or all of the Reporting Persons may participate as financing sources, equity owners or otherwise.

         The Reporting Persons will continue to explore alternatives and modifications of their investment in the Issuer, including through discussions with market analysts, other stockholders, industry sources and other interested parties. Based upon such discussions, the Reporting Persons may take other steps, change their intentions as stated above, acquire additional securities of the Issuer, or dispose of securities of the Issuer in the open market or pursuant to private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on an aggregate 3,462,850 shares of Common Stock reported outstanding by the Issuer in its Form 10-Q filed on August 12, 1999.

CUSIP No.  296443-10-4                                        Page 6 of 9 Pages
           -----------                                      --------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            Peak L.P.
                                            By:  Peak Management, Inc.
                                                    Its Sole General Partner



                                            By:   /s/ Peter Kamin
                                               ---------------------------------
                                                Peter H. Kamin, President


Dated as of:  September 28, 1999

CUSIP No.  296443-10-4                                        Page 7 of 9 Pages
           -----------                                      --------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            PEAK MANAGEMENT, INC.



                                            By:  /s/ Peter Kamin
                                               ---------------------------------
                                                Peter H. Kamin


Dated as of:  September 28, 1999

CUSIP No.  296443-10-4                                       Page 8 of 9 Pages
           -----------                                      --------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            By:   /s/ Peter Kamin
                                               ---------------------------------
                                               Peter H. Kamin, Individually


Dated as of:  September 28, 1999

CUSIP No.  296443-10-4                                        Page 9 of 9 Pages
           -----------                                      --------------------



                                    EXHIBIT A


                            AGREEMENT OF JOINT FILING
                             ESKIMO PIE CORPORATION
                          COMMON STOCK, PAR VALUE $1.00


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 28th day of September, 1999.


                                               PEAK L.P.
                                               By:  Peak Management, Inc.
                                                  ------------------------------
                                                      Its Sole General Partner


                                               By:   /s/ Peter Kamin
                                                  ------------------------------
                                                    Peter H. Kamin, President

                                               PEAK MANAGEMENT, INC.


                                               By:   /s/ Peter Kamin
                                                  ------------------------------
                                                   Peter H. Kamin, President



                                                    /s/ Peter Kamin
                                               ---------------------------------
                                                  Peter H. Kamin, Individually